October 25, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re: Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated June 20, 2005. I have also been briefed on the telephone conversation that took place between David Smith of our company, Jeff Jones, our outside auditor from HJ & Associates, and Josh Forgione and yourself from the Securities and Exchange Commission (SEC). I have once again authorized David Smith of our company to prepare the company's responses to that telephone conversation.

Question:

1) We read your response to comment 1 and note that you recorded the warrant transaction as a sale of warrants to Dolphin by allocating a portion of the transaction proceeds toward the purchase of the warrants. The consideration given to you by Dolphin in the form of common stock warrants appears to fall in the scope of EITF 01-9 as contemplated in paragraph 10 and Exhibit 01-9B, Example 3 and Exhibit 01-9D.

Response:

     The Company continues to believe that the sale of the warrants does not fall under the consideration of EITF 01-9. As indicated in the previous comment response dated June 10, 2005 and July 6, 2005, the warrants were sold for cash, and a portion of the proceeds were allocated to the value of the warrants. Issue 1-A of EITF 01-9 addresses instances where a "vendor may give a customer a sales incentive or other consideration". Issue 1-A, Paragraph 10 of EITF 01-9 addresses instances where "the consideration consists of a "free product or service...or anything other than cash...or equity instruments". In our transaction, there were no sales incentives, and nothing was given to the customer. Dolphin is not obligated to purchase additional simulators. There were never any discussions that would characterize the sale of the warrants as some kind of sales incentive required to sell the simulators. Dolphin desired to buy our simulators, buy warrants, and buy a management agreement. Dolphin paid for the simulators, the management agreement, and the warrants in one lump sum, and we acknowledge allocating the price paid amongst the aforementioned deliverables using guidance from EITF 00-21. As a consequence of our telephone conversation referred to above, we changed our accounting procedure to record the full value of the warrants sold when Dolphin exercised its final option to purchase additional simulators on April 15, 2005.

Question:

     2) We read your response to comment 3, and note that your objective and reliable evidence of fair value of your management service agreement is based on your historical cost to maintain the existing fleet. Since this does not meet the criteria for entity-specific or vendor specific objective evidence of fair value, we reissue our prior comment 3. We wish to remind you that VSOE of fair value is limited to (a) the price charged for the deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). Please tell us how you meet the criteria in paragraph 9(b) in determining that the delivered item meets the criteria as a separate unit of accounting. Refer to paragraph 16 of EITF 00-21 and paragraph 10 of SOP 97-2.

Response:

     The Company acknowledges your reissuance of comment 3. The Company has previously indicated the reasons why it felt that the criteria had been met for establishing a separate deliverable per paragraph 16 of EITF 00-21. The reissued comment notes that the historical cost of maintaining the existing fleet is not criteria for entity-specific or VSOE of fair value. Per paragraph 16 of EITF 00-21, the best evidence of fair value is entity specific or vendor specific objective evidence (VSOE). As you stated above, VSOE of fair value can be determined in one of two ways: (a) the price of the deliverable when it is regularly sold on a stand alone basis, or (b) if the deliverable has yet to be sold separately, the price established by management having the relevant authority. As with the pricing of any product or service by any successful company, the price established by management can only be determined after the relevant costs of the product to be sold or service to be rendered has been calculated. The Company has a history of providing the same services encompassed in the management service agreement to the simulators it currently owns. It would only be logical that the Company would use the cost experience it has gained in the servicing of its own simulators to determine the price to charge for the management service agreement.

     As Paragraph 16 of EITF 00-21 expounds on VSOE of fair value, it references paragraph 10 of SOP 97-2. This paragraph ends with the statement "When a vendor's pricing is based on multiple factors such as the number of products and the number of users, the amount allocated to the same element when sold separately must consider all the factors of the vendor's pricing structure." As the Company sells more of the simulators, and those simulators become seasoned, the Company expects that it will continue to offer management service agreements which will be sold in individual circumstances as the simulators age past the original agreements. The pricing of these agreements has and will continue to be based on factors tailored to our operation, such as the number of locations covered by the agreement, the number of simulators at each location, and the age of the simulators at each location. The system to determine the price established by management having the relevant authority for each management agreement to be sold was developed with the transaction that took place on December 31, 2004, and has now been used on three occasions.

     Our management service agreement is similar to the lifetime maintenance services that come with the sale of each car discussed in Example 4 of EITF 00-21. In the example, Company A uses "the amount charged on a stand alone basis by Company A for maintenance services, and data available from which to estimate the volume and types of maintenance services provided during a typical customer's ownership of the vehicle." How did Company A determine what price to charge for the maintenance services? Company A's management had to know what costs it would incur in providing the service in order to determine the price for the services. This is the same exact exercise the Company performed when it evaluated the fair value of the management service agreement. The only difference is that we did not have the benefit of having sold those services on a stand alone basis, but there is no doubt any successful company would have to base the price it charges for such services on the costs it would incur to provide those services. With this cost data, along with the knowledge of what types of maintenance services would be required by the simulators based on factors tailored to our company, management, having the relevant authority, established the price for the services encompassed in the management service agreement. Consequently, we believe we have fulfilled the requirements to determine VSOE of fair value for the management service agreement. With fair value established, we also meet the requirements for considering the management service agreement as a separate unit of accounting under Paragraph 9 of EITF 00-21.

     The Company believes that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements. In a letter dated June 27, 2005 from David M Walker, Comptroller General of the United States to the Technical Director of the Financial Accounting Standards Board (FASB), Mr. Walker provides the U.S. Government Accountability Office's (GAO) comments to the FASB Exposure Draft entitled The Hierarchy of Generally Accepted Accounting Principles. The Honorable William H. Donaldson, Chairman of the SEC at the time, was copied on the letter. I have attached a copy of this letter as Exhibit 1 at the end of this response.

     In his correspondence, Mr. Walker states "We support the FASB's efforts to improve the quality of financial accounting standards and its initiative to move GAAP hierarchy into the accounting literature. ...At the same time, we strongly believe that the standard should also include a requirement for the enterprise to consider fair presentation, which is also discussed in
     SAS  69....We  believe fair  presentation  includes  considerations  beyond literal compliance with the specific requirements of individual accounting and reporting standards and, consequently, that the enterprise has a responsibility to evaluate financial statement presentation for both (1) conformity with the individual standards and (2) overall fair presentation. If literal compliance with the individual accounting and financial reporting standards would lead to misleading financial statements and therefore preclude fair presentation, the enterprise should depart from the individual standards to the extent necessary to achieve fair presentation."

     Mr. Walker goes on to add "Also, in the context of the Sarbanes Oxley Act of 2002 (Act), the Securities and Exchange Commission staff noted in its August 2002 release on the certification of company reports that management has to accept responsibility for ensuring that the financial information provided to investors fairly presents the company's financial position, results of operation, and cash flows. The SEC stated that it believes that fair presentation, as used in managements annual and quarterly certifications, was intended to "provide assurances that the financial information disclosed in a report, viewed in its entirety, meets a standard of overall material accuracy and completeness that is broader than the financial reporting requirements under generally accepted accounting principles.""

     Mr. Jacobs, we sold the simulators to a third party at the end of last year, and titles transferred to them. If not for the management service agreement, we would have no obligation to provide any additional services. As we detailed in our last letter to you regarding this issue, the management services we expect to provide represent less than 6% of the total transaction, and we agree that this revenue deserves the deferred treatment as we have it recorded. Your interpretation of EITF 00-21 (as stated in the phone conversation referenced above) would call for the entire sale of the simulators and the management services agreement, (representing 90% of the transaction) to be recorded as deferred income and recognized over the life of the management service agreement.

     As I stated previously, the Company believes that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements. The Company strongly believes that if we were to incorporate the treatment of the December 31, 2004 transaction as you suggested, we would not be fairly presenting the transaction or its impact on our financial statements. The Company believes that your interpretation of EITF 00-21 is the type of situation Mr. Walker is alluding to in his letter detailed above. The Company believes that your interpretation of the individual accounting and financial reporting standards would lead to misleading financial statements and therefore preclude fair presentation. We would then be placed in the precarious position of having to consider certifying financial statements that we feel the do not fairly present the financial condition of the Company. As such, the Company asks that you please reconsider your interpretation of EITF 00-21 and your proposed treatment of the December 31, 2004 transaction.



                                     * * * *


Thank you in advance for your assistance in ensuring our compliance with the applicable disclosure requirements and in our efforts to fulfill our responsibility of fair presentation of our financial information to the investment community. Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,


/s/ William R. Donaldson

William R. Donaldson
Chief Executive Officer and Chief Financial Officer

                                   Exhibit 1

Accountability * Integrity * Reliability
United States Government Accountability Office               Comptroller General
Washington, DC 20548                                        of the United States





       June 27, 2005

       Technical Director
       Financial Accounting Standards Board File Reference No. 1300-001
       401 Merritt 7
       P.O. Box 5116 Norwalk, Connecticut 06856-5116
       Subject: Exposure Draft The Hierarchy of Generally Accepted Accounting
                Principles

       Dear Ms. Bielstein:

       The U.S. Government Accountability Office has reviewed the Financial Accounting Standards Board (FASB) Exposure Draft entitled The Hierarchy of Generally Accepted Accounting Principles. We are pleased to provide our comments on this very important issue.

       We support the FASB's efforts to improve the quality of financial accounting standards and its initiative to move the GAAP hierarchy into the accounting literature. We agree that the enterprise and not the auditor is responsible for selecting and applying accounting principles for financial statements to be presented fairly and in conformity with GAAP.

       At the same time, we strongly believe that the standard should also include a requirement for the enterprise to consider fair presentation, which is also discussed in SAS 69, and provide guidance for making judgments about it. We believe fair presentation includes considerations beyond literal compliance with the specific requirements of individual accounting and reporting standards and, consequently, that the enterprise has a responsibility to evaluate financial statement presentation for both (1) conformity with the individual standards and (2) overall fair presentation. If literal compliance with the individual accounting and financial reporting standards would lead to misleading financial statements and therefore preclude fair presentation, the enterprise should depart from the individual standards to the extent necessary to achieve fair presentation. While we view instances of such departure to achieve fair presentation as limited to rare circumstances, such as new legislation or new forms of business transactions, we consider this an important concept for FASB to incorporate in its GAAP hierarchy. We believe that the International Accounting Standards Board (IASB) has incorporated this fair-presentation concept into its standards. International Accounting Standard (IAS) 1, Presentation of Financial Statements, notes that fair presentation requires the faithful representation of the effects of transactions, other events, and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income, and expenses set out in its frameworkl. Applying IAS, with additional disclosure when necessary, is presumed to result in financial statements that achieve a fair presentation. IAS 1 also provides an exemption from following the standards when, in those extremely rare cases, circumstances arise in which management concludes that compliance with a requirement in a Standard or Interpretation would be so misleading that it would not achieve fair presentation.
       IAS 1 also provides requirements describing the nature of the departure, the reasons why treatment under the standards would be misleading, treatment used, and the impact. According to IAS 1, an item of information would conflict with the objective of financial statements, and therefore be misleading, when it does not represent faithfully the transactions, other events, and conditions that it either purports to represent or could reasonably be expected to represent and, consequently, it would be likely to influence economic decisions made by users of financial statements.

       Also, in the context of the Sarbanes-Oxley Act of 2002 (Act), the Securities and Exchange Commission staff noted in its August 2002 release on the certification of company reports(2) that management has to accept responsibility for ensuring that the financial information provided to investors fairly presents the company's financial position, results of operations, and cash flows. The SEC stated that it believes that fair presentation, as used in management's annual and quarterly certifications, was intended to "provide assurances that the financial information disclosed in a report, viewed in its entirety, meets a standard of overall material accuracy and completeness that is broader than financial reporting requirements under generally accepted accounting principles."3 More specifically, the SEC stated that, in its view, a "'fair presentation' of an issuer's financial condition, results of operations and cash flows encompasses the selection of appropriate accounting policies, proper application of appropriate accounting policies, disclosure of financial information that is informative and reasonably reflects the underlying transactions and events and the inclusion of any additional disclosure necessary to provide investors with a materially accurate and complete picture of an issuer's financial condition, results of operations, and cash flows."4

       If the board should decide not to include fair presentation in the standard at this time, we believe that the board should nonetheless include language similar to the AICPA's Rule 203, to allow the enterprises the flexibility to depart from GAAP when necessary to achieve fair presentation. Without such flexibility, the enterprise could find themselves in the untenable position of preparing financial statements in conformity with GAAP, but that are not fairly presented.



       1 IAS 1.13-22, 2005 International Financial Reporting Standard~ International Accounting Standards Committee Foundation.
       2 Securities and Exchange Commission, Release Nos. 33-8124,34-46427, IC-25722; File No. S7-2102, Certification of Disclosure in Companies' Quarterly and Annual Reports.
       3  Certification of Disclosure, ILB.3 "Content of Certification."
       4  Certification of Disclosure, II.B.3 "Content of Certification."

       In conclusion, we strongly encourage the FASB to broaden the scope of its project to include fair presentation in the GAAP hierarchy along the lines of the IASB and the SEC. Key criteria to consider in evaluating fair presentation, which are covered extensively in GAAP and GAAS literature, include (1) selection and application of significant accounting principles and policies, (2) consideration of adequate disclosure, (3) the impact of uncorrected misstatements, if any, (4) making reasonable estimates, (5) presenting information in a manner that provides relevant, reliable, consistent, comparable, and understandable information, (6) the impact of management judgment on overall presentation, (7) any relevant subsequent events, and (8) consideration of whether literal compliance with GAAP results in financial statements that are not misleading.

        We acknowledge the FASB's intention to make improvements to the GAAP hierarchy at the conclusion of its codification and retrieval project, which we understand will be in 5 years. However, we strongly urge the FASB to not wait until then to bring fair presentation into its final GAAP hierarchy. We believe this would improve overall transparency of financialreporting and also have a positive effect toward hastening convergence withthe IASB's concepts and standards.

       As the FASB continues on its codification and retrieval project, we believe that it should ensure that other concepts in the auditing standards that may affect judgments about fair presentation are appropriately incorporated. For example, the auditing standards contain significant discussions about areas such as related parties and going concern that may not be articulated as clearly in FASB standards but are critical to the preparation and reporting of fairly presented financial statements.

       In coordinating its efforts with the FASB proposal, the AICPA has proposed amending Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, For NonGovernmental Entities, which deletes the GAAP hierarchy for nongovernmental entities from SAS No. 69. For your convenience, we have enclosed our comments on the AICPA proposal.

                                   * * * * * *

       We appreciate the opportunity to express our views and would be pleased to further discuss our comments with you at a convenient time. If I can be of further assistance, please call me at (202) 512-5500 or Robert Dacey, Chief Accountant, at (202) 512-7439.

       Sincerely yours,

       David M. Walker
       Comptroller General of the United States


       Enclosure
       cc:

       The Honorable William H. Donaldson, Chairman Securities and Exchange Commission

       The Honorable William J. McDonough, Chairman Public Company Accounting Oversight Board

       Mr. John A. Fogarty
       Chair, Auditing Standards Board

       Mr. James M. Sylph, Technical Director
       International Auditing and Assurance Standards Board